Exhibit 99.1

ELBIT IMAGING ANNOUNCES AMENDMENT TO THE 2014 RESTRUCTURING
PLAN OF ITS SUBSIDIARY, PLAZA CENTERS

Tel Aviv, Israel, November 7, 2016, Elbit Imaging Ltd. (“EI” or the “Company”) (TASE, NASDAQ: EMITF) announced today, in further to its announcement dated on July 21, 2014, regarding the restructuring plan approval of Plaza Centers N.V. ("Plaza") (LSE: PLAZ), an indirect subsidiary (45%) of the Company, the following updates:

1.	Under the Restructuring Plan, principal payments under the notes (both those that are traded on the Tel Aviv Stock Exchange and those held by Polish investors) issued by Plaza and originally due in the years 2013 to 2015 were deferred for a period of four and a half years, and principal payments originally due in 2016 and 2017 were deferred for a period of one year (the “Extended Repayment Schedule”).

2.	The Restructuring Plan further provides that, if Plaza does not prepay an aggregate amount of at least NIS 434,000,000 (approximately €103 million) on the principal of the notes on or before 1 December 2016 (the “Early Prepayment”), the principal payments due under the Extended Repayment Schedule will be advanced by one year (the “Accelerated Repayment Schedule”).

3.	Since the Restructuring Plan became effective, Plaza has made Early Prepayments of an aggregate amount of approximately NIS 142.5 million (approximately €34 million) and has repaid a total amount of approximately €71 million on account of principal and interest (on top of the issuance to the bondholders of 13.21% of its outstanding share capital). At the same time, Plaza continues to implement an aggressive cost cutting plan in order to reduce its general and administrative expenses (such expenses were reduced by approximately 20% over the mentioned period).

4.	Plaza is currently in active negotiations on several disposal transactions with a total negotiated value of approximately €140 million (with an estimated €71 million expected net proceeds to the Company) and, although there is no certainty that the transactions will be completed, it is expected that the closing of these transactions will take place within few months after 1 December 2016.

5.	The enforcement of the Accelerated Repayment Schedule would add significant pressure to Plaza’s liquidity and result in an acceleration of the asset sales, which is likely to have an adverse impact upon the value achieved on any disposals. The Accelerated Repayment Schedule may, therefore, adversely affect the position of Plaza’s stakeholders, including its shareholders and creditors.

6.	Accordingly, Plaza has a strong preference to continue operating on the basis of the Extended Repayment Schedule. In order to ensure that the Extended Repayment Schedule remains applicable, in the event that the closing of the aforementioned transactions takes longer than anticipated, Plaza is proposing to seek, from its bondholders, a relaxation of the terms of the Early Prepayment required to maintain the Extended Repayment Schedule.

7.	The proposed amendments sought by Plaza comprise the postponement of the Early Prepayment date by up to four (4) months, and the reduction of the total amount of the required Early Prepayments to at least NIS 382,000,000 (a reduction of up to 12% from the original amount) (the “Requested Amendment”). Apart from this Requested Amendment, Plaza intends to fully comply with the repayment schedule of the notes. Plaza intends to implement the Requested Amendment through a consensual process with its bondholders and will shortly be initiating discussions with its bondholders in order to seek their consent to the Requested Amendment.

8.	Plaza has made considerable progress in creating value and generating proceeds from its assets and appreciates the continued support of its stakeholders in order to be able to continue the implementation of the approved Restructuring Plan.

The Company will update regarding any new developments.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) Commercial centers - initiation, construction, and sale of commercial centers and other mixed-use property projects, predominantly in the retail sector, located in Central and Eastern Europe. In certain circumstances and depending on market conditions, the Group operates and manages commercial centers prior to their sale. (ii) Hotel - operation and management of the Radisson hotel Complex in Bucharest, Romania. (iii) Medical industries and devices - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment, and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine. (iv) Plots in India - plots designated for sale initially designated to residential projects.

Any forward-looking statements in our releases include statements regarding the intent, belief or current expectations of Elbit Imaging Ltd. and our management about our business, financial condition, results of operations, and its relationship with its employees and the condition of our properties. Words such as “believe,” “expect,” “intend,” “estimate” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. Actual results may differ materially from those projected, expressed or implied in the forward-looking statements as a result of various factors including, without limitation, a change in market conditions, a decision to deploy the cash for other business opportunities and the factors set forth in our filings with the Securities and Exchange Commission including, without limitation, Item 3.D of our annual report on Form 20-F for the fiscal year ended December 31, 2015, under the caption “Risk Factors.” Any forward-looking statements contained in our releases speak only as of the date of such release, and we caution existing and prospective investors not to place undue reliance on such statements. Such forward-looking statements do not purport to be predictions of future events or circumstances, and therefore, there can be no assurance that any forward-looking statement contained in our releases will prove to be accurate. We undertake no obligation to update or revise any forward-looking statements.

For Further Information: Company Contact Ron Hadassi Chairman of the Board of Directors Tel: +972-3-608-6048 Fax: +972-3-608-6050 ron@elbitimaging.com